Exhibit 99.1

Ellomay Capital Ltd. Announces Technical Amendments to the Agenda of the 2020 Extraordinary
General Meeting of Shareholders

Tel-Aviv, Israel, November 27, 2020 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today announced that following discussions with representatives of certain shareholders, the Company is amending the Notice of the Meeting and Proxy Statement and the proxy card for the Extraordinary General Meeting scheduled for December 17, 2020 that was announced on November 12, 2020 (the “Meeting”), to separate the vote on the provision of an exemption and the grant of options to the external director nominee and to Mr. Ehud Gil, a member of the Board of Directors of the Company.

The provision of the exemption and the option grants to the external director nominee and Mr. Gil were previously included on the agenda of the Meeting as part of the resolution to approve their respective terms of service, and the Company is amending the Notice of the Meeting and Proxy Statement and the proxy card solely in order to enable shareholders to vote on the provision of the exemption and grant of options separately.

Therefore, the amended agenda of the Meeting will be as follows:

1.	Election of Mr. Daniel Vaknin as a new external director for an initial three-year term

2.	Approval of terms of service of Mr. Daniel Vaknin, the external director nominee;

3.	Approval of grant of options to Mr. Daniel Vaknin, the external director nominee;

4.	Approval of provision of an exemption to Mr. Daniel Vaknin, the external director nominee;

5.	Approval of terms of service of Mr. Ehud Gil, a member of the Board of Directors;

6.	Approval of grant of options to Mr. Ehud Gil, a member of the Board of Directors; and

7.	Approval of provision of an exemption to Mr. Ehud Gil, a member of the Board of Directors.

The record date for the Meeting (November 17, 2020) and the Meeting date remain the same. The Company plans to mail an amended proxy statement and proxy card to record holders on or about November 30, 2020. The amended proxy statement and proxy card will also be furnished to the Securities and Exchange Commission on Form 6-K on or about November 27, 2020.

Each of the resolutions to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage. In addition, the approval of the proposals under Items 1, 3 and 5-7 is required to comply with additional special “disinterested” voting requirements as set forth in the Proxy Statement.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•

9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 860MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which is involved in a project to construct a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•

Groen Gas Goor B.V. and Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively;

•

75% of Ellomay Pumped Storage (2014) Ltd. (including 6.67% that are held by a trustee in trust for us and other parties), which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the impact of COVID-19 virus on the Company’s operations and projects, including in connection with steps taken by authorities in countries in which the Company operates, regulatory changes, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, changes in demand and technical and other disruptions in the operations or construction of the power plants owned by the Company in addition to other risks and uncertainties associated with the Company’s business that are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com